EXHIBIT 23

Consent and Report of Independent Auditors

Board of Directors
MOD-PAC CORP.

We consent to the incorporation by reference in this Annual Report (Form 10-K) of MOD-PAC CORP. of our report dated January 24, 2003 except for Note 1 as to which the date is February 20, 2003 and Note 3 as to which the date is March 13 2003, included in the 2002 Annual Report to Shareholders of MOD-PAC CORP.

Our audits also included the financial statement schedule of MOD-PAC CORP. listed in Item 15(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                                                  ERNST & YOUNG LLP

Buffalo, New York
March 25, 2003